Commission File Number 001-39021

CUSIP Number 92971A109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________________
FORM 12b-25
_______________________________________________________________________________

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CSR
For Period Ended: March 31, 2024
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transaction Period ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I - REGISTRANT INFORMATION
WM Technology, Inc.
Full Name of Registrant

Former Name if Applicable
41 Discovery
Address of Principal Executive Office (Street and number)
Irvine, California 92618
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CSR, or the transition report or portion thereof, could not be filed with the prescribed time period.
WM Technology, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (this “Form 12b-25”) with respect to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 (the “Form 10-Q”).
The Company is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense primarily because the Company is currently focusing its efforts and resources on completing its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”).
As previously reported in the Form 12b-25 filed with the Securities and Exchange Commission on March 18, 2024, the delay in filing the Form 10-K is due to recent changes in the Company’s executive finance leadership, the Company’s need to complete additional financial-closing procedures associated with one or more material weaknesses in internal control over financial reporting and a corresponding delay in the preparation of the Company’s financial statements to be included in the Form 10-K.
The Company is working to expeditiously complete the preparation of its financial statements and file the Form 10-K and Form 10-Q as soon as reasonably possible. The Company plans to file the Form 10-Q as soon as practicable following the completion and filing of the Form 10-K.

PART IV - OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Susan Echard	(844)	933-3627
(Name)	(Area Code)	(Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☐ Yes ☒ No
Form 10-K for the year ended December 31, 2023.
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company is unable to provide a reasonable estimate of any anticipated significant change in results of operations from the corresponding period for the last fiscal year as the Company is focusing its efforts on completing the Form 10-K and needs to complete additional financial-closing procedures associated with one or more material weaknesses in internal control over financial reporting.

WM Technology, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 13, 2024	By:	/s/ Susan Echard
		Name:	Susan Echard
		Title:	Interim Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).